RECEIVED

2004 DEC -1 A 9:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ALLGREEN PROPERTIES LIMITED

04046452

SUPPL

MEMORANDUM

To : Directors
Allgreen Properties Limited

From : Company Secretary

Date : 12 November 2004

Re : Allgreen Properties Limited – Third Quarter 2004 Financial Statements

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We forward herewith a copy of the Third Quarter 2004 Financial Statements Announcement released this evening for your information.

Regards,

Isoo Tan

Isoo Tan

PROCESSED
DEC 10 2004
THOMSON FINANCIAL

enc

cc: U.S. Securities and Exchange Commission
<u>Attn</u>: Ms Rani Doyle

ALLGREEN PROPERTIES LIMITED
(Company Registration No: 198601009N)
Third Quarter 2004 Financial Statements

1(a). An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

(i) CONSOLIDATED INCOME STATEMENT FOR THE:

	Quarter ended 30 September			9 months ended 30 September		
	2004	2003	Change	2004	2003	Change
	S$'000	S$'000	%	S$'000	S$'000	%
Revenue	**55,909**	**126,226**	**(55.71)**	**186,537**	**290,044**	**(35.69)**
Cost of sales	(35,983)	(81,053)	(55.61)	(107,025)	(177,132)	(39.58)
Gross profit	**19,926**	**45,173**	**(55.89)**	**79,512**	**112,912**	**(29.58)**
Other operating income including interest income	1,641	1,582	3.73	4,802	4,659	3.07
Distribution and selling expenses	(826)	(758)	8.97	(3,113)	(2,429)	28.16
Administrative expenses	(4,178)	(3,385)	23.43	(12,362)	(10,341)	19.54
Depreciation	(2,083)	(1,769)	17.75	(6,186)	(5,280)	17.16
Other operating expenses	(1,585)	(1,237)	28.13	(4,271)	(2,910)	46.77
Profit from operations	**12,895**	**39,606**	**(67.44)**	**58,382**	**96,611**	**(39.57)**
Interest expense	(1,737)	(3,155)	(44.94)	(6,033)	(11,592)	(47.96)
Other finance costs	(61)	(82)	(25.61)	(303)	(240)	26.25
Share of results of associated companies	48	37	29.73	79	86	(8.14)
Profit before taxation	**11,145**	**36,406**	**(69.39)**	**52,125**	**84,865**	**(38.58)**
Taxation	(2,599)	(7,814)	(66.74)	(9,740)	(17,653)	(44.83)
Profit after taxation but before minority interests	**8,546**	**28,592**	**(70.11)**	**42,385**	**67,212**	**(36.94)**
Minority interests	(1,037)	(4,665)	(77.77)	(5,695)	(7,592)	(24.99)
Profit attributable to shareholders	**7,509**	**23,927**	**(68.62)**	**36,690**	**59,620**	**(38.46)**

1(c). **A cashflow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

CONSOLIDATED CASHFLOW STATEMENT FOR THE:

	Quarter ended 30 September		9 months ended 30 September	
	2004	2003	2004	2003
	S$'000	S$'000	S$'000	S$'000
CASH FLOWS FROM OPERATING ACTIVITIES				
Profit before taxation	11,145	36,406	52,125	84,865
Adjustments for:				
Share of results of associated companies	(48)	(37)	(79)	(86)
Write-back for diminution in value of development properties (net)	(6,191)	(2,802)	(6,015)	(7,053)
Depreciation of property, plant and equipment	2,083	1,769	6,186	5,280
(Gain)/Loss on disposal of property, plant and equipment (net)	(49)	2	(54)	2
Interest income	(44)	(232)	(208)	(840)
Interest expense	1,737	3,155	6,033	11,592
Operating profit before working capital changes	**8,633**	**38,261**	**57,988**	**93,760**
(Increase)/Decrease in stocks	(3)	36	29	119
Decrease in development properties	10,269	50,028	30,403	85,040
(Increase)/Decrease in trade and other debtors	(17,987)	(22,739)	(16,110)	118,289
Decrease in trade and other creditors	(1,800)	(7,622)	(8,663)	(15,802)
Increase/(Decrease) in rental deposits	276	(590)	315	(603)
Cash (used in)/generated from operations	**(612)**	**57,374**	**63,962**	**280,803**
Interest paid	(1,812)	(5,303)	(13,183)	(19,958)
Income tax paid	(15,428)	(12,076)	(36,964)	(31,231)
Net cash (used in)/generated from operating activities	**(17,852)**	**39,995**	**13,815**	**229,614**
CASH FLOWS FROM INVESTING ACTIVITIES				
Receipt from variable rate notes	-	-	10,000	-
Proceeds from disposal of property, plant and equipment	125	-	136	21
Additions to property, plant and equipment	(2,949)	(3,091)	(8,493)	(7,238)
Liquidation of a subsidiary company	-	-	(10)	-
Deposits paid	(882)	-	(882)	-
Dividends from associated companies	-	168	-	168
Dividends paid -by Company	-	-	(29,431)	(28,665)
Dividends paid -to minority shareholders	-	(382)	-	(382)
Interest received	44	232	208	840
Net cash used in investing activities	**(3,662)**	**(3,073)**	**(28,472)**	**(35,256)**
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from issue of shares	57	40	810	40
Funds from/(to) minority shareholders	4,165	12,979	3,361	(1,924)
Funds from associated companies	-	181	600	891
Increase/(Reduction) in borrowings	12,400	(81,510)	(104,494)	(212,690)
Net cash generated from/(used in) financing activities	**16,622**	**(68,310)**	**(99,723)**	**(213,683)**
Net decrease in cash and cash equivalents	**(4,892)**	**(31,388)**	**(114,380)**	**(19,325)**
Cash and cash equivalents as at the beginning of the period	21,743	150,016	131,231	137,953
Cash and cash equivalents as at the end of the period	**16,851**	**118,628**	**16,851**	**118,628**

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

During the third quarter ended 30 September 2004, the issued share capital was increased as follows:

	Number of shares '000	Amount S$'000
Issued share capital as at 1/7/2004	1,051,136	525,568
Issue of ordinary shares of S$0.50 each under the Allgreen Share Option Scheme 2002	60	30
Issued share capital as at 30/9/2004	1,051,196	525,598

As at 30 September 2004, there were 9,380,000 (As at 30 September 2003: 11,008,000) unissued shares of S$0.50 each under the Allgreen Share Option Scheme 2002.

2. Whether the figures have been audited, or reviewed and in accordance with which auditing standard or practice.

The figures have not been audited.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited financial statements have been applied.

The Group has applied the same accounting policies and methods of computation in the financial statements for the current period as compared with the audited financial statements for the year ended 2003.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, which has changed, as well as the reasons for, and the effect of, the change.

Not applicable.

6. **Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

	Group Quarter ended 30 September		Group 9 months ended 30 September	
	2004	2003	2004	2003
Earnings per ordinary share of the Company for the period based on Group's profit attributable to shareholders :				
(i) Based on the weighted average number of shares	0.71 cents	2.28 cents	3.49 cents	5.68 cents
- Weighted number of shares ('000)	1,051,004	1,050,000	1,051,004	1,050,000
(ii) On a fully diluted basis	0.71 cents	2.28 cents	3.49 cents	5.68 cents
- Adjusted weighted number of shares ('000)	1,051,897	1,050,654	1,051,977	1,050,000

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported and (b) immediately preceding year.**

	Group		Company	
	30/09/04 S$	31/12/03 S$	30/09/04 S$	31/12/03 S$
Net asset value per ordinary share on issued share capital at the end of the period	1.51	1.50	1.27	1.29

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**
(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and
(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current period reported on.

<u>3Q 2004 vs 3Q 2003</u>

The Group's revenue decreased by 55.7% to S$55.9 million in 3Q 2004 from S$126.2 million in 3Q 2003. This was mainly due to lower sales recognition of development properties, notwithstanding sales of Cherry Gardens apartments at Lorong Lew Lian and better revenue from Traders Hotel.

The increase in administrative expenses was mainly due to higher cost at Traders Hotel in line with improved business.

Interest expense decreased due to lower borrowings and lower interest rates.

Taxation declined correspondingly with the lower profit for the period.

As a result of the above, the attributable profit to shareholders declined to S$7.5 million in 3Q 2004 from S$23.9 million in 3Q 2003.

<u>9 months 2004 vs 9 months 2003</u>

For the 9 months period ended 30 September 2004, the Group's revenue was S$186.5 million as compared to S$290.0 million for the corresponding period in year 2003, down by 35.7%. This was mainly due to fewer units offered for sale and lower sales recognition of development properties.

The profit attributable to shareholders declined by 38.5% to S$36.7 million in the 9 months period ended 30 September 2004 from S$59.6 million in the corresponding period of year 2003.

As at 30 September 2004, the gearing was 0.36x with borrowings at S$692.4 million (As at 31/12/2003: S$798.8 million).

9. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain any variance between it and the actual results.**

Our reported results for 3Q 2004 are in line with the prospect statement made in 2Q 2004 results announcement of a profitable year for 2004.